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                Filer: DEAN WITTER SELECT EQUITY TRUST

                 SELECT 10 INDUSTRIAL PORTFOLIO 96-1

                 Investment Company Act No. 811-5065

                  SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C.  20549

                               FORM S-6


For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

     A.   Exact name of Trust:

          DEAN WITTER SELECT EQUITY TRUST,
          SELECT 10 INDUSTRIAL PORTFOLIO 96-1

     B.   Name of Depositor:

          DEAN WITTER REYNOLDS INC.

     C.   Complete address of Depositor's principal executive office:

          DEAN WITTER REYNOLDS INC.
          Two World Trade Center
          New York, New York  10048

     D.   Name and complete address of agents for service:

          MR. MICHAEL D. BROWNE
          DEAN WITTER REYNOLDS INC.
          Unit Trust Department
          Two World Trade Center - 59th Floor
          New York, New York  10048

          Copy to:

          KENNETH W. ORCE, ESQ.
          CAHILL GORDON & REINDEL
          80 Pine Street
          New York, New York  10005

     E.   Total and amount of securities being registered:

          An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment
          Company Act of 1940, as amended





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      F.    Proposed maximum offering price to the public of the
            securities being registered:

            Indefinite

      G.    Amount of filing fee:

            $500.00 (as required by Rule 24f-2)

      H.    Approximate date of proposed sale to public:

            AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT.

            The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.








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                      DEAN WITTER SELECT EQUITY TRUST,
                     SELECT 10 INDUSTRIAL PORTFOLIO 96-1

                             Cross Reference Sheet

                  Pursuant to Rule 404(c) of Regulation C
                      under the Securities Act of 1933

               (Form N-8B-2 Items required by Instruction 1
                        as to Prospectus on Form S-6)

Form N-8B-2                                     Form S-6
Item Number                                     Heading in Prospectus


      I.  ORGANIZATION AND GENERAL INFORMATION

1.    (a) Name of Trust                      ) Front Cover
      (b) Title of securities issued         )

2.    Name and address of Depositor          ) Table of Contents

3.    Name and address of Trustee            ) Table of Contents

4.    Name and address of principal          ) Table of Contents
      Underwriter                            )

5.    Organization of Trust                  ) Introduction

6.    Execution and termination of           ) Introduction;
      Indenture                              ) Amendment and
                                             ) Termination of
                                             ) the Indenture

7.    Changes of name                        ) Included in Form
                                               N-8B-2

8.    Fiscal Year                            ) Included in Form
                                             ) N-8B-2

9.    Litigation                             ) *

      II.  GENERAL DESCRIPTION OF THE TRUST
           AND SECURITIES OF THE TRUST



_________________________
*     Not applicable, answer negative or not required.




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Form N-8B-2                                     Form S-6
Item Number                                     Heading in Prospectus


10.   General Information regarding          )
      Trust's Securities and Rights          )
      of Holders                             )

      (a)   Type of Securities               ) Rights of Unit Holders
            (Registered or Bearer)

      (b)   Type of Securities               ) Administration of the
            (Cumulative or                   ) Trust-Distribution
            Distributive)

      (c)   Rights of Holders as to          ) Redemption; Public
            withdrawal or redemption         ) Offering of Units-
                                             ) Secondary Market

      (d)   Rights of Holders as to          ) Public Offering of
            conversion, transfer,            ) Units-Secondary
            partial redemption and           ) Market; Exchange
            similar matters                  ) Option; Redemption;
                                             ) Rights of Unit Holders-
                                             ) Certificates

      (e)   Lapses or defaults with          ) *
            respect to periodic payment      )
            plan certificates                )

      (f)   Voting rights as to Secu-        ) Rights of Unit Holder
            rities under the Indenture       ) -Certain Limitations;
                                             ) Amendment and Termination
                                             ) of the Indenture

      (g)   Notice to Holders as to          )
            change in                        )

            (1)   Composition of assets      ) Administration of the
                  of Trust                   ) Trust-Reports to Unit
                                             ) Holders; The Trust-
                                             ) Summary Description
                                             ) of the Portfolios
            (2)   Terms and Conditions       ) Amendment and Termination
                  of Trust's Securities      ) of the Indenture
            (3)   Provisions of              ) Amendment and Termination
                  Indenture                  ) of the Indenture
            (4)   Identity of Depositor      ) Sponsor; Trustee
_________________________
*     Not applicable, answer negative or not required.




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Form N-8B-2                                     Form S-6
Item Number                                     Heading in Prospectus


                  and Trustee                )


      (h)   Security Holders Consent         )
            required to change               )

            (1)   Composition of assets      ) Amendment and Termination
                  of Trust                   ) of the Indenture
            (2)   Terms and conditions       ) Amendment and Termination
                  of Trust's Securities      ) of the Indenture
            (3)   Provisions of              ) Amendment and Termination
                  Indenture                  ) of the Indenture
            (4)   Identity of Depositor      ) *
                  and Trustee                )

      (i)   Other principal features         ) Cover of Prospectus;
            of the Trust's Securities        ) Tax Status

11.   Type of securities comprising          ) The Trust-Summary
      units                                  ) Description of
                                             ) the Portfolios;
                                             ) Objectives and
                                             ) Securities Selection;
                                             ) The Trust-Special
                                             ) Considerations

12.   Type of securities comprising          ) *
      periodic payment certificates


13.   (a)   Load, fees, expenses, etc.       ) Summary of Essential
                                             ) Information; Public
                                             ) Offering of Units-Public
                                             ) Offering Price; -Profit
                                             ) of Sponsor;- Volume
                                             ) Discount; Expenses and
                                             ) Charges

      (b)   Certain information              ) *
            regarding periodic payment       )
            certificates                     )



_________________________
*     Not applicable, answer negative or not required.




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Form N-8B-2                                     Form S-6
Item Number                                     Heading in Prospectus


      (c)   Certain percentages              ) Summary of Essential
                                             ) Information;
                                             ) Public Offering of
                                             ) Units-Public
                                             ) Offering Price;
                                             ) -Profit of Sponsor;
                                             ) -Volume Discount

      (d)   Price differentials              ) Public Offering of
                                             ) Units - Public
                                             ) Offering Price

      (e)   Certain other loads, fees,       ) Rights of Unit Holders -
            expenses, etc.                   ) Certificates
            payable by holders               )

      (f)   Certain profits receivable       ) Redemption - Purchase by
            by depositor, principal          ) the Sponsors of Units
            underwriters, trustee or         ) Tendered for Redemption
            affiliated persons               )

      (g)   Ratio of annual charges to       ) *
            income

14.   Issuance of trust's securities         ) Introduction; Rights of
                                             ) Unit Holders - Certifi-
                                             ) cates

15.   Receipt and handling of                ) Public Offering of Units-
      payments from purchasers               ) Profit of Sponsor

16.   Acquisition and disposition of         ) Introduction;
      underlying securities                  ) Amendment and
                                             ) Termination of the
                                             ) Indenture; Objectives
                                             ) and Securities Selection;
                                             ) The Trust-Summary
                                             ) Description of
                                             ) the Portfolio;
                                             ) Sponsor-Responsibility
_________________________
*     Not applicable, answer negative or not required.




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Form N-8B-2                                     Form S-6
Item Number                                     Heading in Prospectus


17.   Withdrawal or redemption               ) Redemption;
                                             ) Public Offering of Units-
                                             ) Secondary Market;
                                             )
                                             )

18.   (a)   Receipt and disposition of       ) Administration of the
            income                           ) Trust; Reinvestment
                                             ) Programs

      (b)   Reinvestment of distribu-        ) Reinvestment
            tions                            ) Programs

      (c)   Reserves or special fund         ) Administration of the
                                             ) Trust-Distribution

      (d)   Schedule of distribution         ) *

19.   Records, accounts and report           ) Administration of the
                                             ) Trust-Records and
                                             ) Accounts;-Reports to
                                             ) Unit Holders

20.   Certain miscellaneous provi-           ) Amendment and Termination
      sions of trust agreement               ) of the Indenture; Sponsor
                                             ) - Limitation on Liability
                                             ) - Resignation; Trustee -
                                             ) - Limitation on Liability
                                             ) - Resignation

21.   Loans to security holders              ) *

22.   Limitations on liability of            ) Sponsor, Trustee;
      depositor, trustee, custodian,         ) Evaluator - Limitation on
      etc.                                   ) Liability

23.   Bonding arrangements                   ) Included in Form N-8B-2

24.   Other material provisions of           ) *
      trust agreement                        )
_________________________
*     Not applicable, answer negative or not required.




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Form N-8B-2                                     Form S-6
Item Number                                     Heading in Prospectus


      III.  ORGANIZATION PERSONNEL AND AFFILIATED
            PERSONS OF DEPOSITOR

25.   Organization of Depositor              ) Sponsor

26.   Fees received by Depositor             ) Expenses and Charges -
                                             ) fees; Public Offering of
                                             ) Units-Profit of Sponsor

27.   Business of Depositor                  ) Sponsor and
                                             ) Included in Form N-8B-2

28.   Certain information as to              ) Included in Form N-8B-2
      officials and affiliated               )
      persons of Depositor                   )

29.   Voting securities of Depositor         ) Included in Form N-8B-2

30.   Persons controlling Depositor          ) *

31.   Compensation of Officers and           ) *
      Director of Depositor                  )

32.   Compensation of Directors of           ) *
      Depositor                              )

33.   Compensation of employees of           ) *
      Depositor                              )

34.   Remuneration of other persons          ) *
      for certain services rendered          )
      to trust                               )

      IV.   DISTRIBUTION AND REDEMPTION OF SECURITIES

35.   Distribution of trust's                ) Public Offering of Units-
      securities by states                   ) Public Distribution

36.   Suspension of sales of trust's         ) *
      securities                             )

37.   Revocation of authority to             ) *
      distribute                             )

_________________________
*     Not applicable, answer negative or not required.




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Form N-8B-2                                     Form S-6
Item Number                                     Heading in Prospectus


38.   (a)   Method of distribution           ) Public Offering of Units
      (b)   Underwriting agreements          )
      (c)   Selling agreements               )

39.   (a)   Organization of principal        ) Sponsor
            underwriter                      )
      (b)   N.A.S.D. membership of           )
            principal underwriter            )

40.   Certain fees received by               ) Public Offering of Units-
      principal underwriter                  ) Profit of Sponsor

41.   (a)   Business of principal            ) Sponsor
            underwriter                      )
      (b)   Branch offices of                ) *
            principal underwriter            )
      (c)   Salesman of principal            ) *
            underwriter

42.   Ownership of trust's securities        ) *
      by certain persons

43.   Certain brokerage commissions          ) *
      received by principal                  )
      underwriter                            )

44.   (a)   Method of valuation              ) Public Offering of Units
      (b)   Schedule as to offering          ) *
            price                            )
      (c)   Variation in offering            ) Public Offering of Units-
            price to certain persons         ) -Volume Discount; Exchange
                                             ) option

45.   Suspension of redemption rights        ) *

46.   (a)   Redemption valuation             ) Public Offering of Units-
                                             ) Secondary Market; Redemp-
                                             ) tion
      (b)   Schedule as to redemption        ) *
            price                            )

47.   Maintenance of position in             ) See items 10(d), 44
      underlying securities                  ) and 46
                                             )
_________________________
*     Not applicable, answer negative or not required.




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Form N-8B-2                                     Form S-6
Item Number                                     Heading in Prospectus


      V.    INFORMATION CONCERNING THE TRUSTEE
            OR CUSTODIAN

48.   Organization and regulation of         ) Trustee
      Trustee

49.   Fees and expenses of Trustee           ) Expenses
                                             ) and Charges

50.   Trustee's lien                         ) Expenses and Charges

      VI.  INFORMATION CONCERNING INSURANCE OF
            HOLDERS OF SECURITIES

51.   (a)   Name and address of              ) *
            Insurance Company                )
      (b)   Type of policies                 ) *
      (c)   Type of risks insured and        ) *
            excluded                         )
      (d)   Coverage of policies             ) *
      (e)   Beneficiaries of policies        ) *
      (f)   Terms and manner of              ) *
            cancellation                     )
      (g)   Method of determining            ) *
            premiums                         )
      (h)   Amount of aggregate              ) *
            premiums paid                    )
      (i)   Persons receiving any part       ) *
            of premiums                      )
      (j)   Other material provisions        ) *
            of the Trust relating to         )
            insurance                        )

     VII.  POLICY OF REGISTRANT

52.   (a)   Method of selecting and          ) Introduction
            eliminating securities from      ) Objectives and Securities
            the Trust                        ) Selection; The Trust
                                             ) -Summary Description of
                                             ) the Portfolio
                                             ) Sponsor - Responsibility


_________________________
*     Not applicable, answer negative or not required.





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Form N-8B-2                                     Form S-6
Item Number                                     Heading in Prospectus


      (b)   Elimination of securities        ) *
            from the Trust                   )
      (c)   Substitution and elimina-        ) Introducton
            tion of securities from          ) Objectives and
            the Trust                        ) Securities Selection;
                                             ) Sponsor - Responsibility;
      (d)   Description of any funda-        ) *
            mental policy of the Trust       )

53.   Taxable status of the Trust            ) Cover of Prospectus;
                                             ) Tax Status

      VIII.  FINANCIAL AND STATISTICAL INFORMATION

54.   Information regarding the              ) *
      Trust's past ten fiscal years          )

55.   Certain information regarding          ) *
      periodic payment plan certifi-         )
      cates                                  )

56.   Certain information regarding          ) *
      periodic payment plan certifi-         )
      cates                                  )

57.   Certain information regarding          ) *
      periodic payment plan certifi-         )
      cates                                  )

58.   Certain information regarding          ) *
      periodic payment plan certifi-         )
      cates                                  )

59.   Financial statements                   ) Statement of Financial
      (Instruction 1(c) to Form S-6)         ) Condition




_________________________
*     Not applicable, answer negative or not required.





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                SUBJECT TO COMPLETION NOVEMBER 21, 1995



                     DEAN WITTER SELECT EQUITY TRUST
                  SELECT 10 INDUSTRIAL PORTFOLIO 96-1
                        A "UNIT INVESTMENT TRUST"



            The attached final prospectus for Dean Witter Select Equity Trust, Select 10 Industrial Portfolio 95-4 is hereby used as a preliminary prospectus for Dean Witter Select Equity Trust, Select 10 Industrial Portfolio 96-1. The narrative information relating to the operation of this Series and the structure of the final prospectus for this Series will be substantially the same as that set forth in the attached prospectus. Information with respect to pricing, the number of units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not now available and will be different from that included in the attached final prospectus since each Series has a unique Portfolio. Total return figures may be provided for years ended December 31 which figures are not yet available. Accordingly, the information contained herein with regard to the previous Series should be considered as being included for informational purposes only.

            Unit Holders may subscribe to Direct Invest, an automatic investment program, by completing the Direct Invest, plan application. Pursuant to the program, a Unit holder may have any amount from $100 to $5,000 debited from a designated bank account and transferred automatically, on a semi-monthly, monthly or quarterly basis, to the Trustee for investment in Units of the Trust. In lieu of issuing certificates for such Units, the Trustee will credit to the account of each individual Unit Holder the number of Units (including fractional Units) purchased. The Sponsor intends, although under no obligation, to offer a new series of Dean Witter Select Equity Trust, Select 10 Industrial Portfolio every three month period. As each new series is created, Units of each such new series will be automatically purchased under the Direct Invest, program subject to the applicable sales charge for such series as disclosed in the prospectus for the series. A prospectus for each new series will be sent to a Unit holder participating in the program. By participating in the Direct Invest, program, the Unit Holder is electing to invest the distributions receivable from units of a trust about to terminate in units of a New Series, on the first day of the offering of the New Series, as set forth under "Termination - The Rollover Option". Units of such New Series, the terms of which will be substantially the same as the terms of




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the terminating trust, will be subject only to the deferred sales charge.

            Unit Holders, at any time, may terminate either the automatic bank debit or automatic rollover features of the Direct Invest program or both by so notifying the Trustee or their account executive. The program may be terminated or changed by the Sponsor at any time without notice. Unit Holders investing through an IRA or other pension plan may be limited in the amount that may be invested in a trust in any one year.

            Investors should contact account executives of the Sponsor who will be informed of the expected effective date of this Series and who will be supplied with complete information with respect to such Series on the date of the effectiveness of the registration statement relating to Units of this Series.


            OFFERS TO SELL OR THE SOLICITATION OF ORDERS TO BUY MAY ONLY BE MADE IN THOSE JURISDICTIONS IN WHICH THE SECURITIES OF A TRUST HAVE BEEN REGISTERED. INVESTORS SHOULD CONTACT ACCOUNT EXECUTIVES OF THE SPONSOR TO DETERMINE WHETHER THE SECURITIES OF A PARTICULAR TRUST HAVE BEEN REGISTERED FOR SALE IN THE STATE IN WHICH THEY RESIDE.

            INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY THEM BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE.
THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF
THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION
UNDER THE SECURITIES LAWS OF ANY SUCH STATE.







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                       DEAN WITTER SELECT EQUITY TRUST,
                      SELECT 10 INDUSTRIAL PORTFOLIO 95-4


            This prospectus dated October 2, 1995, File
No. 33-61989, is hereby incorporated by reference herein.











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PART II.  ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

                CONTENTS OF REGISTRATION STATEMENT

            This registration statement on Form S-6 comprises the following documents:

            The facing sheet.

            The Cross Reference Sheet.

            The Prospectus.

            The signatures.

            Written consents of the following persons:

                  ` Cahill Gordon & Reindel (included in Exhibit 5)

                  ` Deloitte & Touche LLP

The following Exhibits:

    ***EX-3(i)     Certificate of Incorporation of Dean Witter
                    Reynolds Inc.

    ***EX-3(ii)    By-Laws of Dean Witter Reynolds Inc.

      *EX-4.1      Trust Indenture and Agreement, dated
                    September 30, 1993.

     **EX-4.2      Draft of Reference Trust Agreement.

   ****EX-5        Opinion of counsel as to the legality of the
                    securities being registered.

   ****EX-23.1     Consent of Independent Auditors.

   ****EX-23.2     Consent of Cahill Gordon & Reindel (included in
                    Exhibit 5).
___________________________

* The Trust Indenture and Agreement is incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Dean Witter Select Equity Trust, Selected Opportunities Series 18, Registration number 33-50105.
**     Filed herewith.
*** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Sears Tax-Exempt Investment Trust, Insured Long Term Series 33 and Long Term Municipal Portfolio Series 106, Registration numbers 33-38086 and 33-37629, respectively.
****   To be filed by amendment.





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                                  SIGNATURES


            Pursuant to the requirements of the Securities Act of 1933, the registrant, Dean Witter Select Equity Trust, Select 10 Industrial Portfolio 96-1, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York and State of New York on the 21st day of November, 1995.

                                    DEAN WITTER SELECT EQUITY TRUST,
                                    SELECT 10 INDUSTRIAL PORTFOLIO 96-1
                                    (Registrant)

                                    By: Dean Witter Reynolds Inc.
                                        (Depositor)
                                        Michael D. Browne
                                        Michael D. Browne
                                        Authorized Signatory








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            Pursuant to the requirements of the Securities Act of
1933, this Registration Statement has been signed on behalf of Dean Witter Reynolds Inc., the Depositor, by the following person in the following capacities and by the following persons who constitute a majority of the Depositor's Board of Directors in the City of New York, and State of New York, on this 21st day of November, 1995.


                                                DEAN WITTER REYNOLDS INC.

Name                                      Office
_______                                   ________


Philip J. Purcell                         Chairman & Chief )
                                          Executive Officer)
                                          and Director*    )

Richard M. DeMartini                      Director*
Nancy S. Donovan                          Director*
Robert J. Dwyer                           Director*
Christine A. Edwards                      Director*
James S. Higgins                          Director*
Stephen R. Miller                         Director*
Richard F. Powers                         Director*

                                                By:  Michael D. Browne
                                                     Michael D. Browne
                                                     Attorney-in-fact*

_____________________

* Executed copies of the Powers of Attorney have been filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 for Dean Witter Select Equity Trust, Select 10 International Series 95-1, Registration No. 33-56389.

                                    Exhibit Index
                                         To
                                      Form S-6
                               Registration Statement
                          Under the Securities Act of 1933


Exhibit No.                   Document                      Page

 ***EX-3(i)             Certificate of Incorporation
                        of Dean Witter Reynolds Inc.

 ***EX-3(ii)            By-Laws of Dean Witter
                        Reynolds Inc.

   *EX-4.1              Trust Indenture and Agreement,
                        dated September 30, 1993.

  **EX-4.2              Draft of Reference Trust
                        Agreement.

****EX-5                Opinion of counsel as to the
                        legality of the securities
                        being registered.

****EX-23.1             Consent of Independent
                        Auditors.

****EX-23.2             Consent of Cahill Gordon &
                        Reindel (included in
                        Exhibit 5).

___________________________

* The Trust Indenture and Agreement is incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Dean Witter Select Equity Trust, Selected Opportunities Series 18, Registration number 33-50105.

**     Filed herewith.

*** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Sears Tax-Exempt Investment Trust, Insured Long Term Series 33 and Long Term Municipal Portfolio Series 106, Registration numbers 33-38086 and 33-37629, respectively.

****   To be filed by amendment.